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APR 18 2008

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08031487

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-48259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2007** (MM/DD/YY) AND ENDING **DECEMBER 31, 2007** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital West Securities, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 N. ROBINSON, SUITE 200
(No. and Street)

OKLAHOMA CITY (City) — OKLAHOMA (State) — 73102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENISE HINTZE — 405-235-5714
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON, LLP
(Name – *if individual, state last, first, middle name*)

211 N. ROBINSON, SUITE 1200, OKLAHOMA CITY, OK 73102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 05 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, KEITH D. GEARY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL WEST SECURITIES, INC. (THE "COMPANY"), as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMY L. SHILLING NOTARY # 05010981 EXP. 12/05/09 PUBLIC STATE OF OKLAHOMA

Signature

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NET CAPITAL	
Total stockholder's equity from statement of financial condition	$1,946,357
Deductions	
Nonallowable assets	
Goodwill	90,203
Furniture and equipment	33,031
Income taxes receivable	48,861
Other assets	72,886
Net capital before haircuts on securities positions	1,701,376
Haircuts on securities positions	(53,066)
NET CAPITAL	$1,648,310
CAPITAL REQUIREMENT	
Minimum capital required to be maintained (the greater of $250,000 or 1/15 of aggregate indebtedness)	$ 250,000
Net capital in excess of requirements	1,398,310
Net capital as above	$1,648,310
Aggregate indebtedness	$1,071,606
Ratio of aggregate indebtedness to net capital	.65 to 1

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 originally filed as of December 31, 2007)

Net capital, as originally reported in the Company's Part II (unaudited Focus Report)	$1,635,461
Difference due to erroneously offsetting income tax receivable against liabilities	(17,685)
Adjustments subsequent to original filing that affected net capital:	
To record additional compensation expense for vacation and sick leave	(11,778)
To adjust accrued health claims for over accrual	31,166
To record contribution from Parent that was erroneously recorded as a liability	12,391
To properly accrue payroll at December 31, 2007	(1,245)
Net capital per above	$1,648,310

END